UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date March 21, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

March 21, 2025
Medellin, Colombia

BANCOLOMBIA ADVANCES PROCEDURES AIMED AT DEVELOPING ITS CORPORATE STRUCTURE AND ANNOUNCES EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING NOTICE

Bancolombia S.A. (“Bancolombia” or “the Bank”), in connection with the procedures announced to the market on October 29, 2024, aimed to modify the corporate structure of Bancolombia and its subsidiaries by creating a holding company, Grupo Cibest S.A. (“Grupo Cibest“), and the completion of a series of related corporate transactions (the ”Corporate Structure Changes“), announces today that:

1.The registration statement on Form F-4 was declared effective by the United States Securities and Exchange Commission (SEC).
2.The Presidency of Bancolombia called the shareholders to an Extraordinary General Shareholders’ Meeting to submit for their consideration and approval, among other matters, the Corporate Structure Changes.
3.In the exercise of their rights, shareholders holding preferred shares may vote exclusively on the matters indicated in items 6, 7.1, 7.2, and 7.3 of the agenda. The notice is transcribed below:

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING NOTICE

The Presidency of Bancolombia S.A. (“Bancolombia” or “the Bank”) hereby calls the shareholders to an Extraordinary General Shareholders’ Meeting, which will take place, in person, on Wednesday, April 23, 2025, at 10:00 am, at the offices of the management of the Bank, located at the following address: Carrera 48 Número 26-85, Torre Sur, Piso 11, in the city of Medellín.
The proposed agenda for the meeting is as follows:
1.Verification of Quorum
2.Reading of the agenda
3.Election of commission for vote count, approval, and execution of the minutes
4.Special purpose financial statements as of June 30, 2024
5.Opinions and report of the External Auditor
6.Approval of the special purpose financial statements as of June 30, 2024, for the purposes of the operations described in items 7.1, 7.2, and 7.3 of the agenda

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7.Consideration and approval of the following operations aimed at modifying the corporate structure of the Bancolombia Group:
7.1. Consideration and approval of the merger of Bancolombia S.A. as the absorbing entity and Sociedad Beneficiaria BC Panamá S.A.S. as the absorbed entity, and its annexes.
7.2. Consideration and approval of the distribution of certain assets and subsidiaries of Banca de Inversión Bancolombia S.A. Corporación Financiera as the spinning entity and Bancolombia S.A. as the beneficiary, and its annexes.
7.3. Consideration and approval of the distribution of certain assets and subsidiaries of Bancolombia S.A. as the spinning entity and Grupo Cibest S.A. as the beneficiary, and its annexes, including the corresponding statutory reforms.
1.Modification of the Requirements for the Appointment of Board Members.
2.Proposal to amend the Corporate Bylaws and elimination of Board of Directors positions
3.Election of the Board of Directors for the period April 2025 – March 2027
4.Remuneration of the Board of Directors
5.Change in the allocation of the occasional reserve and extraordinary distribution of dividends
In the exercise of their rights, shareholders holding preferred shares may vote exclusively on the matters indicated in items 6, 7.1, 7.2, and 7.3 of the agenda.
Right of Inspection and availability of the merger commitment and distribution of certain assets and subsidiaries agreements

In accordance with Article 57 of the Organic Statute of the Financial System, two months prior to the date of the General Shareholders Meeting, the following information has been available on the Bank's website www.grupobancolombia.com and at the Bank's administrative offices located at Carrera 48 Number 26-85 in Medellín, Antioquia: (i) the reasons for the merger and distribution of certain assets and subsidiaries, and the administrative and financial conditions under which the transactions will be carried out, and (ii) an explanatory annex of the valuation method and the exchange ratio resulting from its application for each of the transactions. From the same date, the merger commitment and its annexes, the distribution of certain assets and subsidiaries agreements and their annexes, and the reasonableness opinions of the independent external advisor on the valuation method used and the exchange ratio for each of the operations, as well as the accounting books and other documents required by law have been available.

From the date of this notice, information on the other topics of the General Shareholders’ Meeting and other proposals from the management to be submitted for consideration will be available on the Bank's website www.grupobancolombia.com

The right of inspection may be exercised at the Bank’s headquarters, located at Carrera 48 No. 26-85, South Tower, First floor, in the city of Medellín on business days from 8:00 a.m. to 12:00 p.m., and from 2:00 p.m. to 4:00 p.m. Saturdays, Sundays and holidays are not considered business days.
The right of inspection will be granted with a prior appointment requested through electronic mail asamblea@bancolombia.com.co and the process shall comply with the internal right of inspection policy, which may be accessed on our website.

Withdrawal right
Bancolombia S.A. is a banking establishment and, therefore, the right of withdrawal of shareholders will proceed under the terms and conditions set forth in paragraph 4 of Article 62 of the Organic Statute of the Financial System.
Representation

Shareholders may be represented at the Meeting by granting powers of attorney in writing to authorized representatives, in accordance with Colombian law. Powers of attorney may not be granted to

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Bancolombia employees nor to any other person directly or indirectly related to the management of Bancolombia.
To expedite entry into the meeting and the registration process, we recommend sending a scanned copy of the power of attorney to the following email address asamblea@bancolombia.com.co, no later than April 22 at 3:00 p.m. Colombia time.
We invite our shareholders to visit the website www.grupobancolombia.com to stay permanently informed about matters related to the General Shareholders’ Meeting.
JUAN CARLOS MORA URIBE
CEO

Management of Bancolombia confirms that all required processes and authorizations needed for the Extraordinary General Shareholder’s Meeting notice have been performed or obtained.

Important information

Bancolombia has filed a registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) to register the common and preferred shares (including the preferred shares to be issued in respect of American depositary shares) to be issued by Grupo Cibest in connection with the Corporate Structure Changes of Bancolombia and its subsidiaries under the U.S. Securities Act. The Form F-4 includes a preliminary prospectus. The Form F-4 was declared effective by the SEC on March 21, 2025. The final prospectus, which was filed with the SEC on March 21, 2025, will be sent to holders of Bancolombia’s common shares, preferred shares and American depositary shares residing in the United States. Shareholders are encouraged to read the Form F-4, including any amendments thereto, and the other documents Bancolombia files with the SEC in connection with the Corporate Structure Changes of Bancolombia and its subsidiaries because they contain important information about the Corporate Structure Changes of Bancolombia and its subsidiaries.

The Form F-4 and final prospectus can be found on the SEC's website (www.sec.gov).

Forward looking statements

This release contains statements that may constitute "forward-looking statements." These forward-looking statements are not based on historical facts but rather represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. Words such as "anticipate," "believe," "estimate," "approximate," "expect," "may," "intend," "plan," "predict," "target," "forecast," "guideline," "should," "project," and similar words and expressions are intended to identify forward-looking statements. Actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Forward-looking statements speak only as of the date they are made, and no obligation is assumed to publicly update or revise any forward-looking statement after the date it is made in light of new information, future events, and other factors.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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